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SEC Mail Processing Section
MAR 02 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce One Financial Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 RXR Plaza
(No. and Street)

Uniondale	NY	11556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Schunk — 203-336-0765
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co PC
(Name - *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

15048028

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce One Financial Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LISA LANG
Notary Public, State of New York
No. 01LA6085556
Qualified in Nassau County
Commission Expires Dec. 30, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMMERCE ONE FINANCIAL, INC.

STATENENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Of Commerce One Financial, Inc.

We have audited the accompanying statement of financial condition of Commerce One Financial, Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Commerce One Financial, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Commerce One Financial, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 26, 2015

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$ 49,929	
Accounts receivable from clearing organization	131,194	
Property and equipment, at cost, less accumulated depreciation and amortization	31,455	
Employee loans	3,000	
Security deposit	18,312	
TOTAL ASSETS		$ 233,890

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 39,626	
Deferred rent expense	27,681	
Total Liabilities		$ 67,307
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Additional paid-in-capital	183,180	
Accumulated Deficit	(31,597)	
Total Shareholder's Equity		166,583
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 233,890

See Accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENT

AT DECEMBER 31, 2014

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Uniondale, New York and derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records securities transactions and related revenue and expenses on a trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and trade accounts receivable and payable for which carrying values approximate fair values due to the short maturities of those instruments.

ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification, as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either January 1, 2014 or December 31, 2014.

The shareholder has elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. As such, the Company's income or loss and credits will be passed through to the shareholder and combined with his other personal income and deductions to determine taxable income on his individual tax return. Recently issued guidance by the FASB on Uncertainty in Income Taxes has no effect on the Company's financial statements principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files a U.S. federal income tax return and state income tax return in New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2014, the Company was not exposed to such risk.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2014, the Company was not exposed to such risk.

RECENT ACCOUNTING PRONOUNCEMENTS

Through 2015, the Financial Accounting Standards Board (FASB) issued various updates ("ASU") to the FASB Accounting Standards Codification. The Company did not adopt any new accounting pronouncements during the year ended December 31, 2014 that had a material effect on its financial statements. ASU 2014-09, which amends existing accounting standards for revenue recognition, is generally effective for nonpublic entities for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of this ASU on its financial statements, but does not expect the impact to be material. In addition, management believes that other ASUs that have a prospective effective date after December 31, 2014, will not have a material impact on its financial statements.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2015, the date the financial statements were available for issuance.

3. ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required. The receivable includes a deposit for $25,000 with the clearing organization required by its agreement with the Company.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures, equipment, and leasehold improvements	5-7 years	$ 219,654
Less: Accumulated depreciation and amortization		188,199
Net property and equipment		$ 31,455

5. COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company is obligated under an operating lease for office space. As of December 31, 2014, the future minimum lease payments under this non-cancelable lease is as follows:

Year Ended December 31,	
2015	$ 126,361

The Company has straight lined rent for the year 2015 due to escalating clauses in its office lease agreement and has recorded a deferred rent expense of $27,681 as of December 31, 2014.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $113,816, which was $108,816 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .59 to 1.00.